Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

IF YOU DO NOT WANT TO SELL YOUR SHARES OF BENEFICIAL INTEREST AT THIS TIME,
PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE FUND'S TENDER OFFER.

Innovation Access Fund

350 Madison Avenue

20th Floor

New York, NY 10017

April 1, 2026

Dear Innovation Access Fund Shareholder:

We are writing to inform you of important dates relating to a special tender offer by Innovation Access Fund (the "Fund"). The Fund is offering to purchase up to $30 million in value of the Fund's shares of beneficial interests (including fractions thereof) ("Shares") outstanding pursuant to tenders by shareholders of the Fund ("Shareholders") at a price equal to the net asset value of such Shares as of April 30, 2026.

If you are not interested in having the Fund repurchase some or all of your Shares valued as of April 30, 2026, please disregard this notice and take no action. Shareholders are not required to participate in this tender offer and no action on your part is required if you are not interested in participating.

The tender offer period will begin on April 1, 2026 and, unless the offer is extended, will expire at the end of the day on April 29, 2026, immediately prior to midnight Eastern Time, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be tendered to the Fund for purchase only during one of the Fund's announced tender offers.

Should you wish to tender all or some of your Shares for purchase by the Fund during this tender offer period, please complete, sign and return the enclosed Letter of Transmittal so that it is received by the Fund no later than immediately prior to midnight Eastern Time, on April 29, 2026. You can either (i) mail or otherwise deliver the Letter of Transmittal to Innovation Access Fund, 350 Madison Avenue, 20th Floor, New York, NY 10017; or (ii) email alkeonteam@alkeoncapital.com, Attention: Innovation Access Fund. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by the Fund. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting the Fund to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal by the Fund, there can be no assurance that your tender has been received by the Fund.

No action is required if you are not interested in tendering your Shares for repurchase.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Fund at (212) 716-6840.

Sincerely,

Innovation Access Fund